                                                                 Exhibit (17)(p)


Advantus Equity Funds
and
Advantus Fixed Income and Blended Funds

Prospectus Supplement dated June 18, 2003 to the Advantus Equity Funds Prospectus dated November 29, 2002, as supplemented February 3, 2003 and April 24, 2003, and to the Advantus Fixed Income and Blended Funds Prospectus dated January 31, 2003, as supplemented April 24, 2003


Effective July 1, 2003, sales of Class B and Class C shares in each of Advantus Cornerstone Fund, Inc., Advantus
Enterprise Fund, Inc., Advantus Horizon Fund, Inc.,
Advantus Index 500 Fund, Inc., Advantus Real Estate
Securities Fund, Inc., Advantus Venture Fund, Inc.,
Advantus Bond Fund, Inc., Advantus International Balanced
Fund, Inc., Advantus Mortgage Securities Fund, Inc. and
Advantus Spectrum Fund, Inc. (each a ?Fund,? and together the ?Funds?), will be limited to existing Class B and Class
C shareholders, respectively, in each Fund. Individuals and other persons who do not already own Class B or Class C shares in a Fund on July 1, 2003, will not be able to purchase Class B or Class C shares in that Fund on or after July 1, 2003.

In addition, effective July 25, 2003, all sales of Class B and Class C shares in the Funds, including sales to existing Class B and Class C shareholders, will be suspended, except for sales occurring in connection with: (1) the reinvestment of dividends and capital gains distributions, if any, and (2) exchanges of Class B and Class C shares of a Fund for Class B and Class C shares, respectively, of another Fund. All other orders for the purchase of Class B and Class C shares in the Funds received on or after July 25, 2003, including orders received in connection with automatic investment plans and exchanges from Advantus Money Market Fund, Inc., will be declined.





Investors should retain this supplement for future reference.
F. 59366 6-2003